Diamond Technology Enterprises, Inc.

37 West 47th Street, #1301

New York, New York 10036

(212) 382-2104

                                June 11, 2014

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

100 F Street, NE

Washington, DC 20549

Attention: Lilyanna Peyser, Special Counsel

Re:

DIAMOND TECHNOLOGY ENTERPRISES, INC. (the "Company")

Registration Statement on Form S-1

File No. 333-192135

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effective date of its Registration Statement on Form S-1 to 4:00 (Eastern Standard Time) on June 13, 2014 or as soon thereafter as is practicable.

In connection with the Company's request for acceleration of the effective date of its Registration Statement on Form S-1, the Company acknowledges the undertakings in Rule 461 and that:

*

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*

The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.

Very truly yours,

DIAMOND TECHNOLOGY ENTERPRISES, INC.

/s/ Eduard Musheyev

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Eduard Musheyev

Chief Executive Officer,

President, Treasurer